Exhibit 99.4

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 616,072,429

Date: June 13, 2022

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 22 states including operating 133 dispensaries and 26 cultivation sites with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On May 2, 2022, Curaleaf announced its Select Brand was expanding its CBD offerings with the launch of Select CBD Bites.

Please see the Issuer’s press release dated May 2, 2022, filed on the Issuer’s website for more information.

On May 6, 2022, Curaleaf announced the expansion of its retail presence in Florida with three new dispensaries.

Please see the Issuer’s press release dated May 6, 2022, filed on the Issuer’s website for more information.

On May 9, 2022, Curaleaf reported its first quarter 2022 results.

Please see the Issuer’s press release dated May 9, 2022, filed on the Issuer’s website for more information.

On May 9, 2022, Curaleaf named Matt Darin as Chief Executive Officer

Please see the Issuer’s press release dated May 9, 2022, filed on the Issuer’s website for more information.

On May 24, 2022, Curaleaf appointed Tyneeha Rivers as Chief People Officer.

Please see the Issuer’s press release dated May 24, 2022, filed on the Issuer’s website for more information.

On May 24, 2022, Curaleaf expanded its New Jersey adult-use sales to Edgewater Park dispensary.

Please see the Issuer’s press release dated May 24, 2022, filed on the Issuer’s website for more information.

On May 26, 2022, Curaleaf introduced Endless Coast cannabis-infused seltzers in Massachusetts.

Please see the Issuer’s press release dated May 26, 2022, filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

CEO, Matt Darin, was quoted from the press release titled, “Curaleaf Opens Two New Florida Dispensaries in Pembroke Park and Englewood” was picked up by Benzinga. Mr. Darin’s quote from the press release titled, “Curaleaf Expands Retail Presence in Florida with Three New Dispensaries” was picked up by Cannabis Business Times. Mr. Darin spoke with the South Florida Sun Sentinel on 4/25 for the 5/9 media article titled, “How the pandemic became a bonanza for Florida’s medical marijuana industry”. Mr. Darin appeared on the cover of Cannabis Business Times May issue and conducted an interview on 4/12 for the magazine's 5/12 cover story titled, “Great Expectations”, as well as the 5/13 media article titled, “Fast Take With Matt Darin, Curaleaf's New CEO”. Mr. Darin was also interviewed via email by Cannabis Business Times on 5/11 for the 5/12 media article titled, “Executive Take: New Curaleaf CEO Matt Darin Details Florida Expansion”. Mr. Darin’s quote from the press release titled, “Curaleaf Appoints Tyneeha Rivers As Chief People Officer” was picked up by Cannabis Business Times and Benzinga. Mr. Darin’s quote from the press release titled, “Curaleaf Expands New Jersey Adult-Use Sales to Edgewater Park Dispensary” was picked up by NJ.com, Cannabis Business Times, and Benzinga. Mr. Darin’s quote from the press release titled, “Curaleaf Introduces Endless Coast Cannabis-Infused Seltzers in Massachusetts” was picked up by Benzinga and Cannabis Business Times.

Executive Chairman, Boris Jordan, conducted an interview on 5/10 with Barron’s for the media article titled, “Curaleaf’s Weed Sales Were Flat, but Management Is Still Upbeat”. Mr. Jordan’s quote from the press release titled, “Curaleaf Names Matt Darin CEO” was picked up by Benzinga and MJBizDaily. Mr. Jordan appeared on Bloomberg TV live on 5/10 to discuss Curaleaf’s Q1 earnings. Mr. Jordan conducted an interview with MarketWatch on 5/11 for the media article titled, “Here’s why Curaleaf looks past headwinds and sticks to 2022 revenue view”. Mr. Jordan’s quotes from the Q1 2022 earnings call are included in the Philadelphia Inquirer’s media article titled, “A third Philly-area recreational weed store starts sales today”. Mr. Jordan was interviewed on 5/11 for the 5/16 Bloomberg newsletter titled, “The Dose". Mr. Jordan participated in a fireside chat through the Canaccord Genuity 6th Annual Cannabis Conference on 5/11.

Executive Vice Chairman, Joseph Lusardi, participated in a panel titled, "Cannabis MSOs Panel" through the Wolfe Research Virtual Consumer Conference on 5/13.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On May 2, 2022, Curaleaf announced its Select Brand was expanding its CBD offerings with the launch of Select CBD Bites.

Please see the Issuer’s press release dated May 2, 2022, filed on the Issuer’s website for more information.

On May 26, 2022, Curaleaf introduced Endless Coast cannabis-infused seltzers in Massachusetts.

Please see the Issuer’s press release dated May 26, 2022, filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

The Issuer and CLF AZ Management, LLC, a wholly-owned subsidiary of the Issuer (the “Purchaser”) entered into a Membership Interest Purchase Agreement with NRPC Management LLC (the “Target”), Natural Remedy Patient Center, LLC, WWC I, LLC (“Seller”) and AZO Holdings, LLC (the “Purchase Agreement”) whereby the Purchaser agreed to purchase all of the outstanding membership interests of the Target from the Seller, in exchange for a combination of cash and Subordinate Voting Shares of the Issuer, as more fully described below. The total consideration payable under the Purchase Agreement was approximately USD $13 million and was composed of:

•	approximately USD $1 million paid at closing of the transactions contemplated by the Purchase Agreement (“Closing”) in Subordinate Voting Shares (the “Share Consideration”);

•	a payment in cash on Closing equal to the Estimated Purchase Price (as defined in the Purchase Agreement, less the amount of the Share Consideration and less the Holdback Amount (the “Closing Cash Consideration”) of approximately USD $10 million;

The purchase price remains subject to post-closing adjustments for working capital of the Target. In addition, the Purchaser will hold back from the Closing Cash Consideration an amount of USD $2 million (the “Holdback Amount”) retained from the Purchase Price which shall be paid to the Seller only upon satisfactory final settlement or non-appealable judgment of certain specified legal proceedings.

This transaction closed on May 13, 2022.

8.	Describe the acquisition of new customers or loss of customers.

See Item 1 for information on new dispensary openings.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of May 31, 2022, the Issuer had a total of 5,726 employees, which includes 363 new hires and 226 terminations in the month of May.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf is defending against claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest.

Connecticut

The hearing of the case took place in April 2022 and the parties expect the arbitrator to rule in Q3 2022.

Sentia Wellness

Measure 8 Ventures LP et al. v. Khanna et al., Or. No. 22CV00946

On January 6, 2022, Measure 8 Ventures, LP, and six other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over U.S. $74 million of debentures in Sentia.  Specifically, the complaint alleges among other things that Khanna, the former executive chairman of Sentia, committed securities fraud by inducing investors with false statements about Sentia’s potential business, financials, and operations.  Plaintiffs seek actual damages in the amount of U.S. $60 million.  On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and individuals Boris Jordan, Sunny Puri, Peter Clateman, and Juan Pablo Martinez. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference.  The third-party complaint alleges, among other things, that Boris Jordan with the assistance of others engaged in self-dealing to reduce the consideration Curaleaf paid to acquire Cura Partners, Inc. from its owners, which included entities controlled by Mr. Jordan, while seeking for such entities a greater share of the consideration at the expense of Nitin Khanna and certain other former Cura Partners, Inc. owners. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’ bylaws.  Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of U.S. $515 million and other relief. However, Curaleaf Holdings, Inc. does not appear to be targeted by all of the third-party plaintiffs claims. We are unable at this time to express any opinion as to the outcome of this matter or as to the possible range of loss, if any. However, based on an initial evaluation of the third party claims, Curaleaf Holdings, Inc believes that the third party claims against Curaleaf Holdings, Inc total approximately US$ 78 million and are without merits. Curaleaf intends to vigorously defend itself against any such claims.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	1,396	Shares issued in connection with RSU conversions.	The proceeds from payment of the option exercise price will be used for general working capital purposes.

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

On May 9, 2022, Curaleaf named Matt Darin as Chief Executive Officer

Please see the Issuer’s press release dated May 9, 2022, filed on the Issuer’s website for more information.

On May 24, 2022, Curaleaf appointed Tyneeha Rivers as Chief People Officer.

Please see the Issuer’s press release dated May 24, 2022, filed on the Issuer’s website for more information.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Use of Botanical Terpenes

On February 4, 2022, the Pennsylvania Department of Health’s Office of Medical Marijuana (DOH) issued a “determination” that certain medical marijuana vaporization products “containing added ingredients, such as externally sourced flavorings or terpenes” (commonly known as botanical terpenes) must be recalled and destroyed because they “have not been approved for inhalation by the United States Food and Drug Administration.”

As per our earlier Forms 7 filed on March 6, April 6 and May 9, 2022, while the Company continues to believe this “determination” and recall will not have material impact on the Company’s operations or results, the Company continues to vigorously oppose these actions by the DOH as they represent an arbitrary and capricious exercise of regulatory authority and would set an unfavorable precedent regarding use of botanical terpenes.

By way of update, on June 2, 2022, the Pennsylvania Commonwealth Court granted, granted petitioners an injunction enjoining the State from enforcing the February 4, 2022 recall of products. The State has appealed the decision which has the effect of staying effect of the injunction pending either a decision from the State Supreme Court upholding the injunction or an interim decision lifting the automatic stay thereby re-activating the lower court’s injunction.

Hemp-Derived THC Products

There has been a proliferation of companies selling THC-containing consumer products (some coupled with CBD ingredients and some without) that are distributed outside existing state sanctioned medical and adult use marijuana programs. These products, which contain Delta-9 or other tetrahydrocannabinols such as Delta-8, are held out as being derived from hemp that meets the 2018 Federal Farm Bill requirements for excluding cannabis hemp from the Controlled Substances Act, namely that the hemp product contains no more than .3% total THC by dry weight. Within these limits, these products may still contain THC in significant levels: as an example, a typical edible ‘gummy’ product weighing a total of 6 grams could contain up to 18 mg of THC in a serving while still remaining within the Farm Bill .3% limit. Many state sanctioned marijuana programs currently allow THC content of up 10 mg per serving. Further, those marketing these products currently can do so outside the state regulated marijuana markets and thus are not subject to the regulatory restrictions of state marijuana programs nor are they subject to state marijuana taxes, factors that may give these competitors a commercial advantage over those companies that operate and distribute THC containing products solely in accord with existing state regulated programs. The growth of the market for intoxicating, hemp-derived THC products outside the state-regulated system may become a source of significant competition to the Company, although the Company has not assessed, and finds it difficult to assess, the impact of such competition at this time.

COVID-19

The Company continuously assesses the potential impact of the ongoing COVID-19 pandemic on its financial and operating results. Any assessment continues to be subject to uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state, and regional levels. Moreover, certain Covid variants have surfaced since the onset of the pandemic that have created additional uncertainty during particular periods when it comes to the impact upon employees, customers, our supply chain, and the timing of regulatory approvals. However, at this time based upon recent experience, the Company does not believe the emergence of these new variants will have a material impact on operations and results compared with its business prior to such emergence. Moreover, rates of new infections have fallen significantly since the beginning of the year leading a number of states in which the Company does business to relax certain Covid protocols.

● Europe. Most countries in Europe have eased public health restrictions and measures imposed to deal with COVID-19. Each country in Europe adopts its own public health response, with the larger economies (being Germany, the UK, Italy, Spain, and France) monitoring the need for continuing restrictions. Cannabis consumption in Europe is exclusively medical, and like other medicines, supply of medical cannabis continued during the pandemic, with doctors and pharmacies adopting telemedicine to hold consultations and supply prescriptions to patients. Further waves of the virus may have a material impact on business development activities (due to travel restrictions), the Company’s ability to generate revenue and on operations generally, and such risk will remain while the COVID-19 virus continues in widespread circulation and new strains are identified.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the Issuer's current litigation and arbitration proceedings, (ii) the potential impacts of the COVID-19 pandemic on the Issuer's business and operations and (iii) the potential impacts on the Company of the Pennsylvania recall and potential legislative changes regarding the use of flavoring and terpenes in cannabis products. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" in the Issuer's management's discussion and analysis for the year ended December 31, 2021 filed on March 7, 2022 and under "Risk Factors" in the Issuer’s annual information form for the year ended December 31, 2021 filed on March 9, 2022, each of which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: June 13, 2022.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended May 31, 2022	Date of Report YY/MM/D June 13, 2022
Issuer Address 301 Edgewater Place
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com